

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2008

<u>Via US Mail and Facsimile</u>

Terry Frandsen
Chief Financial Officer
Escalade, Incorporated
817 Maxwell Avenue
Evansville, Indiana 47711

      Re: **Escalade, Incorporated**
                Form 10-K for the year ended December 31, 2006
                File No. 000-06966

Dear Mr. Frandsen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     David R. Humphrey
                     Branch Chief